UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 14, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Fibria Celulose S.A. (No. 333-221440) and Fibria Overseas Finance Ltd. (No. 333-221440-01) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 9, 2017, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.  It contains as an exhibit the following documents:

Exhibit Number	Description of Document
4.2	Indenture, dated November 14, 2017, among Fibria Overseas Finance Ltd., as issuer, Fibria Celulose S.A. as guarantor, and Deutsche Bank Trust Company Americas, as trustee.
4.3	First Supplemental Indenture, dated November 14, 2017, among Fibria Overseas Finance Ltd., as issuer, Fibria Celulose S.A. as guarantor, and Deutsche Bank Trust Company Americas, as trustee.
4.4	Form of 4.000% Notes due 2025 (included in Exhibit 4.3).
5.1	Opinion of Pinheiro Guimarães, Brazilian counsel of the Registrants, as to matters of Brazilian law.
5.2	Opinion of Maples and Calder, Cayman Islands counsel of the Registrants, as to matters of Cayman Islands law.
5.3	Opinion of White & Case LLP, United States counsel of the Registrants, as to matters of New York law.
23.1	Consent of Pinheiro Guimarães (included in exhibit 5.1).
23.2	Consent of Maples and Calder (included in exhibit 5.2).
23.3	Consent of White & Case LLP (included in exhibit 5.3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO